SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

COMUNICADO AO MERCADO

The Comissão de Valores Mobiliários - CVM, through Oficio CVM/SEP/GEA-1/n # 012/2010 of January 14, 2010, asked for clarifications in relation to the news published on page D2, section “Eu e Investimentos” of the newspaper Valor Econômico of January 14, 2010, under the title "Light at the end of the tunnel for Eletrobrás," which mentions pronouncements made by the Secretary of the National Treasury, Arno Augustin relating to the special dividend reserve.

The Management of Eletrobrás informs its shareholders and the market in general that it is studying together with the majority shareholder a way to discharge this special dividends reserve. As Eletrobrás is a mixed capital company, the majority shareholder is represented by the National Treasury.

On December 09, 2009, Eletrobrás disclosed a Market Announcement which we stated the following:

"The discharge of the Special Dividend Reserve is one of the priorities of the Administration of Eletrobrás, which has been working together with the majority shareholders of the Company to resolve this matter.

At the moment we are not able to confirm a date for discharge but would like to reiterate that it is our firm intention to resolve this matter as soon as possible in the year 2010”.

We reiterate the Market Announcement of December 09, 2009 in which Eletrobrás intends to resolve, in this financial year of 2010, the dividends reserve issue. However, due to the fact that some studies are still being finalized, at present there an exact date and plan for the discharge has not been defined. Once the date and the form of discharge have been established we will inform the market in accordance with the CVM Instruction 358/02.

Rio de Janeiro, January 15, 2010

Astrogildo Fraguglia Quental
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.